U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transaction period from _______ to ________.

Commission file number: 1-12707

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Pinnacle Bank Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pinnacle Bancshares, Inc.
1811 Second Avenue
Jasper, AL 35501

As filed on June 28, 2002

Item 1. Financial Statements and Exhibits.

(a) Financial statements (filed in Exhibit 1 hereto):

Balance Sheet

Income Statement

Supplementary Schedules:
Account Reconciliation
Fund Reconciliation

(b) Exhibits:

1. Financial statements required by Item 1(a)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

PENSION & BENEFIT TRUST COMPANY
(Trustee)

June 28, 2002

By: Ruth M. Roper

Ruth M. Roper
Executive Vice President

Exhibit 1

Financial Statements

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS

Contribution Receivable	$ 43,711.70	
Bond Fund of America	55,111.02	
Gartmore Money Market	9,148.38	
Neuberg & Berman Partners	185,082.12	
American Century Growth	278,777.34	
Fixed Fund	645,894.97	
Fidelity Magellan	415,745.63	
Fundamental Investors	89,360.21	
Templeton Foreign	80,902.07	
American Century Short Term Government	1,160.42	
American Century Income & Growth	13,892.68	
Janus Twenty	76,390.20	
Gartmore Total Return	661.94	
Nationwide S&P 500 Index	15,990.11	
Schwab	171,449.98	
Invesco Small Co. Growth	2,334.37	
Oppenheimer Global	3,309.17	
TOTAL ASSETS		$2,088,922.31

LIABILITIES & EQUITY

Liabilities	$ 0.00
Participants' Equity	2,088,922.31
TOTAL LIABILITIES & EQUITY	$2,088,922.31

PINNACLE BANK
PROFIT SHARING RETIREMENT PLAN

INCOME STATEMENT

FOR THE PERIOD
JANUARY 1, 2001 TO DECEMBER 31, 2001

INCOME

Contributions		
EE Salary Deferrals	$142,442.99	
ER Matching	53,753.18	
Interest	35,725.23	
Unrealized Gain/Loss	(137,336.85)	
TOTAL INCOME		$ 94,584.55

EXPENSES

Distributions	$ 70,413.08	
Insurance Premiums	1,626.60	
TOTAL EXPENSES		$ 72,039.68
NET INCOME		$ 22,544.87

Assets as of January 1, 2001	$2,066,377.44
Plus Net Income	22,544.87
Assets as of December 31, 2001	$2,088,922.31

PINNACLE BANK PROFIT SHARING RETIREMENT PLAN

VALUATION PERIOD FROM 01/01/01 TO 12/31/01

ACCOUNT RECONCILIATION

	PROF SHAR	DEFERRAL	MATCHING	ROLLOVER	TOTAL
BEGINNING BAL.	357917.05	1180773.63	506545.24	21141.52	2066377.44
GAIN / LOSS	-25365.67	-40524.58	-34355.35	-1366.02	-101611.62
CONTRIBUTION	0.00	142442.99	53753.18	0.00	196196.17
FORFEITURE	0.00	0.00	0.00	0.00	0.00
WITHDRAWALS	-427.22	-49155.48	-16891.21	-3939.17	-70413.08
TRANSFERS	0.00	0.00	0.00	0.00	0.00
PREMIUM	0.00	-1626.60	0.00	0.00	-1626.60
ENDING BALANCE	332124.16	1231909.96	509051.86	15836.33	2088922.31
VESTED INTEREST	332117.66	1231909.96	498783.23	15836.33	2078647.18

PINNACLE BANK PROFIT SHARING RETIREMENT PLAN

VALUATION PERIOD FROM 01/01/01 TO 12/31/01

FUND RECONCILIATION

	CASH	BND FD AM	MONEYMKT	NEPARTFND	AMCENGROW	FIXED	MAGELLAN	INVESTORS	TEMPFORGN	INSURANCE
BEGINNING BAL.	41713.72	52409.98	7879.67	181664.92	371580.27	585690.66	425565.39	93890.41	84222.43	0.00
GAIN / LOSS	0.00	3219.51	249.36	-7137.98	-70218.05	35475.87	-53994.12	-10068.66	-7622.19	0.00
CONTRIBUTION	43711.70	3609.77	4312.08	14342.39	16696.96	20938.80	40650.35	10059.78	4511.98	1626.60
FORFEITURE	0.00	0.00	2092.83	-561.61	-524.92	-396.04	-132.38	-383.30	-21.18	0.00
WITHDRAWALS	0.00	-5444.11	-5769.24	-7690.59	-13903.86	-4683.94	-22207.52	-7224.92	-2943.13	0.00
TRANSFERS	-41713.72	1315.87	383.48	4464.99	-24853.06	8869.62	25863.91	3086.90	2754.16	0.00
PREMIUM	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-1626.60
ENDING BALANCE	43711.70	55111.02	9148.38	185082.12	278777.34	645894.97	415745.63	89360.21	80902.07	0.00
VESTED INTEREST	39576.60	54968.09	8877.63	184369.97	277932.63	645225.19	414242.30	88671.79	80751.36	0.00

	SHTTRMGOV	ACINC&GRW	JANUS 20	TOTAL RET	NW S&P500	SCHWAB	INVESCO	OPPGLOBAL	TOTAL
BEGINNING BAL.	703.94	6520.78	80287.38	339.47	8971.89	124936.33	0.00	0.00	2066377.44
GAIN / LOSS	48.50	-778.40	-25844.93	-49.43	-1379.23	36509.52	-16.61	-5.18	-101611.62
CONTRIBUTION	635.79	6726.08	12007.22	289.40	1238.67	10003.73	2022.52	2812.35	196196.17
FORFEITURE	-35.62	0.00	-37.39	0.00	0.00	0.00	-0.39	0.00	0.00
WITHDRAWALS	-340.59	0.00	-182.03	0.00	-19.25	0.00	-3.90	0.00	-70413.08
TRANSFERS	148.40	1424.22	10159.95	82.50	7178.03	0.00	332.75	502.00	0.00
PREMIUM	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-1626.60
ENDING BALANCE	1160.42	13892.68	76390.20	661.94	15990.11	171449.98	2334.37	3309.17	2088922.31
VESTED INTEREST	1137.32	13468.08	76035.37	661.94	15971.81	171400.00	2214.83	3142.27	2078647.18